Exhibit 12

CENTERPOINT ENERGY HOUSTON ELECTRIC, LLC AND SUBSIDIARIES
(AN INDIRECT WHOLLY OWNED SUBSIDIARY OF CENTERPOINT ENERGY, INC.)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Six Months Ended June 30,
	2015 (1)	2014 (1)
Net income	$100	$92
Income taxes	56	53
Capitalized interest	(5)	(6)
	151	139
Fixed charges, as defined:

Interest	113	113
Capitalized interest	5	6
Interest component of rentals charged to operating expense	—	—
Total fixed charges	118	119

Earnings, as defined	$269	$258

Ratio of earnings to fixed charges	2.28	2.17
  ____________

(1)	Excluded from the computation of fixed charges for the six months ended June 30, 2015 and 2014 is interest expense of $-0- and $6 million, respectively, which is included in income tax expense.